ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

                 Name and Address of Company

Eldorado Gold Corporation (“Eldorado”, the “Company” or “we”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia  V6C 2B5

Item 2.

                 Date of Material Change

December 10, 2012 and December 13, 2012

Item 3.

                 News Release

The news releases were disseminated by Marketwire Canada and filed on SEDAR on December 10, 2012 and December 13, 2012.

Item 4.

                 Summary of Material Change

On December 10, 2012, Eldorado announced that it had priced an offering of US$600 million aggregate principal amount of 6.125% senior unsecured notes due 2020 (the “Notes”).  On December 13, 2012, Eldorado announced the closing of its offering of Notes.

Item 5.

                 Full Description of Material Change

On December 10, 2012, Eldorado announced that it had priced an offering of US$600 million aggregate principal amount of 6.125% Notes. The Company also announced that the offering had been upsized from US$500 million to US$600 million.  The net proceeds from the Notes offering of approximately US$589.5 million will be used for general corporate purposes.

On December 13, 2012, Eldorado announced the closing of its offering of Notes.

The Notes mature on December 15, 2020 and are guaranteed on a senior unsecured basis by Eldorado’s wholly-owned subsidiaries SG Resources B.V. (“SG”) and Tüprag Metal Madencilik Sanayi Ve Ticaret AS (“Tüprag“) and will be guaranteed by each of the Company’s wholly-owned subsidiaries that becomes a borrower or guarantor under debt facilities of the Company, subject to certain exceptions.

The Notes are governed by an Indenture dated December 13, 2012 among the Company,  SG, Tüprag, Citibank, N.A., as U.S. Trustee, and Citi Trust Company Canada, as Canadian Trustee (the “Indenture”).  Under the Indenture, the Company may redeem some or all of the Notes at any time on or after December 15, 2016, December 16, 2017 and December 15, 2018 at redemption prices equal to 103.063%, 101.531% and 100.000%, respectively, of the principal amount of the Notes plus, in each case, accrued and unpaid interest, if any, to the date of redemption.  Prior to December 15, 2016 the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption. The Company may also redeem up to 35% of the original aggregate principal amount of the Notes using the proceeds of certain

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equity offerings prior to December 15, 2015 at a redemption price of 106.125% plus accrued and unpaid interest, if any, to the date of redemption. The Notes may be redeemed at the Company’s option, in whole but not in part, at a price of 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of redemption in certain circumstances in which the Company would become obligated to pay certain additional amounts under the Notes. If the Company sells certain of its assets or experiences specific kinds of changes in control, the Company must offer to purchase the Notes.

The Notes will be the Company’s senior unsecured obligations and will rank equally in right of payment to all of the Company’s existing and future senior unsecured debt and senior in right of payment to all of the Company’s existing and future subordinated debt. The Notes will be effectively subordinated to any of the Company’s existing and future secured debt to the extent of the value of the collateral securing such debt. The note guarantees will rank equally in right of payment with all of the guarantors’ existing and future senior debt, effectively subordinated to any of the guarantors’ existing and future secured debt to the extent of the value of the collateral securing such debt and senior in right of payment to all of the guarantors’ existing and future subordinated debt. In addition, the Notes will be structurally subordinated to the liabilities of the Company’s non-guarantor subsidiaries.

The Indenture contains customary affirmative and negative covenants that, among other things limit the ability of the Company and its subsidiaries to make investments; incur additional indebtedness or issue preferred stock; create liens; sell assets; enter into agreements that restrict dividends or other payments by restricted subsidiaries; consolidate, merge or transfer all or substantially all of the assets of the Company; engage in transactions with the Company’s affiliates; pay dividends or make other distributions on capital stock or prepay subordinated indebtedness; and create unrestricted subsidiaries.  For full details of the terms of the Notes, reference should be made to the Indenture, which is filed under Eldorado’s name on www.sedar.com and www.sec.gov/edgar.shtml.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities law of any other jurisdiction. Accordingly, the Notes have been offered and sold inside the United States only to “qualified institutional buyers” as defined in, and in accordance with, Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. There are no registration rights associated with the Notes. The Notes have been offered only in transactions that are exempt from registration under the Securities Act and applicable state securities laws. In addition, in all cases, the Notes have only been offered and sold on a private placement basis pursuant to an exemption from the prospectus requirements of the Securities Act (British Columbia) and, if applicable, securities laws in each of the other provinces and territories in Canada. Also, the Notes have only been offered and sold outside the United States (other than Canada) on a private placement basis pursuant to certain available prospectus exemptions under applicable securities laws.

This material change report does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful unless there is an exemption from prospectus, registration or similar requirements under applicable securities laws.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward looking statements and forward looking information within the meaning of applicable Canadian and U. S. Securities Legislation. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

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Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: use of proceeds, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Item 6.

                    Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.

                    Omitted Information

Not applicable.

Executive Officer

Name of Executive Officer:

Dawn Moss
                                                                                    Corporate Secretary

Telephone number:

(604) 601 6655

Item 8.

                   Date of Report

December 19, 2012

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